CERTIFICATE OF NOTIFICATION

                                    Filed by

                       SAVANNAH ELECTRIC AND POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997,
February 5, 1997, June 10, 1997, January 16, 1998 and December 7, 1998 in the matter of File No. 70-8461.

                                 --------------

Savannah Electric and Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On December 9, 1998, the issuance and sale by Savannah Electric Capital Trust I , a Delaware statutory business trust (the "Trust"), of 1,600,000 of its 6.85% Trust Preferred Securities (Liquidation amount $25 per Trust Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $41,237,125 aggregate principal amount of its Series A 6.85% Junior Subordinated Notes (the "Junior Subordinated Notes") due December 31, 2028, pursuant to the First Supplemental Indenture dated as of December 9, 1998, supplementing the Subordinated Note Indenture dated as of December 1, 1998, between the Company and The Bank of New York, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of December 1, 1998, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4. Filed herewith are the following exhibits:

     Exhibit  A - Copy of the prospectus supplement with respect to the
                  Trust Preferred Securities, dated December 3, 1998, and accompanying prospectus dated February 24, 1998. (Filed electronically December 4, 1998, in File Nos. 333-46171 and 333-46171-01.)

     Exhibit  B - Underwriting Agreement dated December 3, 1998. (Designated in Form 8-K dated December 3, 1998, as Exhibit 1.)

     Exhibit  C - Amended and Restated Trust Agreement dated as of December
                  1, 1998. (Designated in Form 8-K dated December 3, 1998, as
                  Exhibit 4.7.)

     Exhibit  D - Subordinated Note Indenture between Savannah Electric and
                  Power Company and The Bank of New York, as Trustee. (Designated in Form 8-K dated December 3, 1998, as Exhibit 4.3.)

     Exhibit  E - First Supplemental Indenture to the Subordinated Note
                  Indenture dated as of December 9, 1998, between the Company and The Bank of New York, as trustee. (Designated in Form 8-K dated December 3, 1998, as Exhibit 4.4.)

     Exhibit  F - Guarantee Agreement, dated as of December 1, 1998, with respect to Trust Preferred Securities. (Designated in Form 8-K dated December 3, 1998, as Exhibit 4.11.)

     Exhibit  G - Opinion of Bouhan, Williams & Levy LLP dated January 4,
                  1998.




Dated    January 4, 1998                    SAVANNAH ELECTRIC AND POWER COMPANY



                                          By  /s/Wayne Boston
                                                 Wayne Boston
                                              Assistant Secretary